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                                                                     Exhibit 3.1


                                 ALKERMES, INC.

                  EXHIBIT A TO STATEMENT WITH RESPECT TO SHARES

                    RESOLUTIONS ESTABLISHING 2002 REDEEMABLE
                           CONVERTIBLE PREFERRED STOCK
                                ($.01 Par Value)
                   (Liquidation Preference $10,000 per Share)



       RESOLVED, that pursuant to authority expressly granted to and vested in the Board of Directors of Alkermes, Inc. (the "Corporation"), a Pennsylvania corporation, by the provisions of the Third Amended and Restated Articles of Incorporation of the Corporation (the "Articles of Incorporation"), there is hereby established a series of the preferred stock, par value $.01 per share, which shall consist of 3,000 of the 3,000,000 unissued shares of the class of preferred stock of the Corporation, and which shall have the following designation and voting rights, preferences, limitations and special rights:

              (a) NUMBER OF SHARES AND DESIGNATION. 3,000 shares of the preferred stock, par value $.01 per share, of the Corporation are hereby constituted as a series of the preferred stock designated as 2002 Redeemable Convertible Preferred Stock (the "2002 Preferred Stock").

       2. DEFINITIONS. For purposes of the 2002 Preferred Stock, in addition to those terms otherwise defined herein, the following terms shall have the meanings indicated:

              "BOARD OF DIRECTORS" shall mean the Board of Directors of the Corporation.

              "BOARD RESOLUTION" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification.

              "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which the banking institutions in the City of New York, New York or Boston, Massachusetts are authorized or obligated by law or executive order to close or be closed.

              "CLOSING PRICE" with respect to any security on any day shall mean the closing sale price on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, in each case on The Nasdaq National Market or New York Stock Exchange, as applicable, or, if such security is not listed or admitted to trading on such National Market or Exchange, on the principal national securities exchange or quotation system on which such security is quoted or listed or admitted to trading, or, if not quoted or listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similar generally




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accepted reporting service, or if not so available, in such manner as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors for that purpose, or a price determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution.

              "COMMON STOCK" shall mean the class of capital stock of the Corporation designated as Common Stock, par value $.01 per share, at the date hereof.

              "CONVERSION DATE" shall mean either an Optional Conversion Date or an Automatic Conversion Date, as each are defined in Section 6(d).

              "CONVERSION PRICE" shall mean the average Closing Price for the Common Stock for the ten (10) consecutive Trading Days ending on the Business Day immediately preceding the date of the Optional Conversion Notice in the event of a conversion under Section 6(a) or the Conversion Date in the event of a conversion under Section 6(b) or 6(c). In the event that the Closing Price of the Common Stock on the Trading Day immediately preceding the Conversion Date is greater than twenty percent (20%) higher or lower than the Conversion Price, then the Conversion Price shall be adjusted to be equal to the Closing Price for the Common Stock on the Trading Day immediately preceding the Conversion Date.

              "CORPORATION" shall mean Alkermes, Inc., a Pennsylvania corporation, and, shall include its successors and assigns.

              "HOLDER," "HOLDER OF SHARES OF 2002 PREFERRED STOCK," or "HOLDER OF 2002 PREFERRED STOCK," as applied to any share of 2002 Preferred Stock, or other similar terms (but excluding the term "beneficial holder"), shall mean any person in whose name at the time a particular share of 2002 Preferred Stock is registered on the Corporation's stock records, which shall include the books of the Transfer Agent in respect of the Corporation and any stock transfer books of the Corporation.

              "PERSON" shall mean a corporation, an association, a partnership, an individual, a joint venture, a joint stock company, a trust, a limited liability company, an unincorporated organization or a government or an agency or a political subdivision thereof.

              "TRADING DAY" shall mean (x) if the applicable security is listed or admitted for trading on the New York Stock Exchange or another national securities exchange, a day on which the New York Stock Exchange or another national securities exchange is open for business or (y) if the applicable security is quoted on The Nasdaq National Market, a day on which trades may be made thereon or (z) if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

              "TRANSFER AGENT" means Fleet National Bank or any successor entity, or such other agent or agents of the Corporation as may be designated by the Board of Directors of the Corporation as the transfer agent for the 2002 Preferred Stock.


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       3.     LIQUIDATION PREFERENCE.

              (a) In the event of any voluntary or involuntary dissolution, liquidation or winding up of the Corporation (for the purposes of this Section 3, a "Liquidation"), before any distribution of assets shall be made to the holders of Common Stock or the holders of any other stock of the Corporation that ranks junior to the 2002 Preferred Stock upon Liquidation, the holder of each share of 2002 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, an amount equal to a liquidation preference of $10,000 per share and the holders of any class or series of preferred stock or any other stock ranking on a parity with the 2002 Preferred Stock as to Liquidation shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued unpaid dividends with respect to their respective shares through and including the due date thereof.

              (b) If upon any Liquidation of the Corporation, the assets available for distribution to the holders of 2002 Preferred Stock and any class or series of preferred stock or any other stock of the Corporation ranking on a parity with the 2002 Preferred Stock as to Liquidation which shall then be outstanding shall be insufficient to pay the holders of all outstanding shares of 2002 Preferred Stock and all other such parity stock the full amounts (including any dividends accrued and unpaid) of the liquidating distribution to which they shall be entitled, then the holders of each series of such stock will share ratably in any such distribution of assets first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of any accrued and unpaid dividends. After payment of any such liquidating preference, the holders of shares of 2002 Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

              (c) For purposes of this Section 3, a Liquidation shall not include: (i) a sale or other disposition of all or substantially all of the Corporation's assets to another corporation unless in connection therewith the Liquidation of the Corporation is specifically approved; or (ii) any consolidation or merger of the Corporation with or into any other corporation provided that the holder(s) of 2002 Preferred Stock are issued preferred stock of the resulting or surviving corporation that is substantially similar to the 2002 Preferred Stock.

              (d) The holder of any shares of 2002 Preferred Stock shall not be entitled to receive any payment owed for such shares under this Section 3 until such holder shall cause to be delivered to the Corporation (i) the certificate(s) representing such shares of 2002 Preferred Stock and (ii) transfer instrument(s) satisfactory to the Corporation and sufficient to transfer such shares of 2002 Preferred Stock to the Corporation free of any adverse interest. No interest shall accrue on any payment upon Liquidation after the due date thereof.

       4.     REDEMPTION.

              (a) UPON TERMINATION. The Corporation shall redeem the shares of 2002 Preferred Stock, in whole, upon termination of that certain Development and License Agreement by and between Eli Lilly and Company and Advanced Inhalation Research, Inc. dated as of April 1, 2001, as amended (the "AIR/Lilly Agreement"), by any party for any reason, other than



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a termination for Commercial Infeasibility (as defined in the AIR/Lilly
Agreement), out of funds legally available therefor at a redemption price of $0.01 per share; provided that if the AIR/Lilly Agreement is terminated by Lilly for a material breach by AIR, then that number of shares of 2002 Preferred Stock that shall be converted pursuant to Section 6(b)(ii) shall not be redeemed.

              (b) REDEMPTION DATE; NOTICE. In the event of a redemption of the shares of 2002 Preferred Stock pursuant to this Section 4, the Corporation shall as promptly as practicable fix a date for redemption (the "Redemption Date") and notify (a "Redemption Notice"), at least ten (10) Business Days and not more than forty-five (45) Business Days before the Redemption Date, the holder(s) of the 2002 Preferred Stock and the Transfer Agent. Such Redemption Notice shall be sent by facsimile and by overnight courier. The Redemption Notice, if sent in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the holder actually receives such Redemption Notice.

              (c) EFFECTIVE TIME OF REDEMPTION. The shares of 2002 Preferred Stock to be redeemed under this Section 4 shall be deemed to be redeemed on the Redemption Date or, if later, on the date that the Board of Directors determines such shares of 2002 Preferred Stock may be redeemed under law and, after such date, the holder(s) of such shares shall have no further rights as a holder of the shares of 2002 Preferred Stock so redeemed. The holder(s) of 2002 Preferred Stock under this Section 4 shall submit to the Transfer Agent all certificates representing such shares on or as soon as practicable following the Redemption Date. The Corporation shall pay or cause to be paid to holder(s) of 2002 Preferred Stock the redemption price upon receipt of the certificates. No interest shall accrue on any payment upon redemption after the Redemption Date.

       5. SHARES TO BE RETIRED. Any share of 2002 Preferred Stock converted, redeemed or otherwise acquired by the Corporation shall be retired and canceled and shall upon cancellation be restored to the status of authorized but unissued shares of preferred stock, subject to reissuance by the Board of Directors as shares of preferred stock of one or more series.

       6.     CONVERSION.

              (a) CORPORATION'S OPTION. The Corporation may, at its option, convert all or a portion of outstanding shares of 2002 Preferred Stock into shares of Common Stock by notifying the holder(s) thereof, at any time or from time to time before an Automatic Conversion or a Termination Conversion, as provided in this Section 6. In the event that the Conversion Price is adjusted due to a greater than twenty percent (20%) decrease in the Closing Price of the Common Stock as compared to the Conversion Price, the Corporation shall have the right to rescind its conversion notice under this Section 6(a) at which point the shares of 2002 Preferred Stock that had been called for conversion shall not convert and shall remain outstanding. In the event that the Corporation rescinds its conversion notice as provided in the preceding sentence, the Corporation's right to convert all or a portion of the outstanding shares of 2002 Preferred stock under this Section 6(a) shall be unaffected. In the event that the aggregate number of shares of Common Stock to be issued on a conversion pursuant to this Section 6(a) would exceed a limitation set forth in Section 6(f)(i), then the holder(s) shall have to right to reject conversion of that number or portion of the shares of 2002 Preferred Stock to be converted under this Section 6(a) so that no adjustment to the Conversion Price need be made under the second



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sentence of Section 6(e), the balance of the shares of the 2002 Preferred Stock shall convert into the maximum number of shares of Common Stock permitted under
Section 6(f)(i) and the remaining number or portion of shares of 2002 Preferred Stock shall remain outstanding.

              (b)    UPON CERTAIN TERMINATIONS OF AIR/LILLY AGREEMENT.

                     (i) On the date that the AIR/Lilly Agreement is deemed to be terminated for "Commercial Infeasibility" (as defined in such agreement), all outstanding shares of 2002 Preferred Stock shall be converted into shares of Common Stock (a "CI Termination Conversion"), as provided in this Section 6.

                     (ii) On the date that Lilly terminates the AIR/Lilly Agreement for material breach by AIR, that number of shares of 2002 Preferred Stock having a liquidation value equal to the amount, if any, by which twenty five million dollars ($25,000,000) exceeds the aggregate amount incurred by AIR in development under the AIR/Lilly Agreement in calendar years 2003 and 2004 excluding any expenses for Existing Air Expense Obligations (as such terms are defined in the AIR/Lilly Agreement) shall be converted into shares of Common Stock (a "Breach Conversion" and together with CI Termination Conversion, referred to as a "Termination Conversion"), as provided in this Section 6.

              (c) AUTOMATIC. In the event that there are any shares of 2002 Preferred Stock outstanding upon the date of submission to the United States Food and Drug Administration of a New Drug Application with regard to any pulmonary insulin product developed under the AIR/Lilly Agreement, all outstanding shares of 2002 Preferred Stock shall be converted on such date into shares of Common Stock (an "Automatic Conversion"), as provided in this Section 6.

              (d)    CONVERSION TERMS.

                     (i) CONVERSION DATE AND NOTICE. In order to exercise the conversion right set forth in Section 6(a), the Corporation shall send a written notice to the Transfer Agent and the holder(s) of 2002 Preferred Stock (the "Optional Conversion Notice"), at least five (5) Business Days prior to the date set for conversion (the "Optional Conversion Date"), of its election to convert, such number of or portion of shares of 2002 Preferred Stock to be converted and the number of shares of Common Stock to be issued upon conversion. The Optional Conversion Notice shall also include a representation by the Corporation to the holder(s) of the 2002 Preferred Stock to be converted that the Corporation does not know of any public announcement that will be made in the thirty (30) days following the date of the Optional Conversion Notice regarding the Corporation that is reasonably likely to have a material adverse effect on the Closing Price of a share of Common Stock. The date upon which all events triggering a Termination Conversion or Automatic Conversion, as the case may be, have occurred shall be the date for such conversions (each an "Automatic Conversion Date"). As promptly as practicable after an Automatic Conversion Date, the Corporation shall send a written notice to the Transfer Agent and the holder(s) of 2002 Preferred Stock (the "Automatic Conversion Notice") that the triggering events have occurred and specifying the Automatic Conversion Date and the number of shares of Common Stock issued upon conversion. Any Conversion Notice shall be sent by facsimile and by overnight courier to holder(s) at their last address(es) and facsimile number(s) as the same appear on the Corporation's stock records. Any


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Conversion Notice, if sent in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the holder actually receives such notice.

                     (ii) EFFECT OF CONVERSION. As of 5:00 pm Massachusetts time on the Conversion Date, all shares of 2002 Preferred Stock to be converted under this Section 6 shall no longer be outstanding and shall automatically be canceled and retired pursuant to Section 5, and each certificate (a "Preferred Certificate") which on the Conversion Date represented any shares of 2002 Preferred Stock to be converted shall, after 5:00 pm Massachusetts time on the Conversion Date, cease to have any rights with respect thereto, and shall automatically, without any further action on the part of the Corporation or the holder thereof, represent the shares of Common Stock into which such shares of 2002 Preferred Stock shall have been converted. All shares of Common Stock into which the 2002 Preferred Stock is converted shall be deemed to have been issued as of the Conversion Date. A holder of 2002 Preferred Stock is not entitled to any rights of a holder of Common Stock until the shares of 2002 Preferred Stock held by such holder have been converted into Common Stock.

                     (iii) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Conversion Date, the Corporation shall cause the Transfer Agent to mail to each holder of a Preferred Certificate: (i) a letter of transmittal (which shall be in such form and have such provisions as the Transfer Agent and the Corporation may reasonably specify) and (ii) instructions for use in surrendering the Preferred Certificate(s) representing the converted shares in exchange for certificates representing the shares of Common Stock into which the shares of 2002 Preferred Stock converted. Upon surrender of a Preferred Certificate for cancellation to the Transfer Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Transfer Agent, the holder of such Preferred Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Common Stock into which the 2002 Preferred Stock represented thereby was converted pursuant to the provisions of this Section 6, and such Preferred Certificate so surrendered shall forthwith be canceled. A certificate representing the shares of Common Stock into which the 2002 Preferred Stock was converted may be issued to a person other than the person in whose name the Preferred Certificate so surrendered is registered, if, upon presentation to the Transfer Agent, such Preferred Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Common Stock to a person other than the registered holder of such Preferred Certificate or establish to the reasonable satisfaction of the Corporation that such tax has been paid or is not applicable. The delivery of stock certificates representing the shares of Common Stock issued on conversion of the 2002 Preferred Stock shall be made without charge to the holder(s) of 2002 Preferred Stock for any tax in respect of the issue thereof, except as provided in the preceding sentence.

              (e) NUMBER OF SHARES OF COMMON STOCK. Subject to the provisions of this Section 6, including Section 6(f), each share of 2002 Preferred Stock to be converted under this Section 6 shall be converted into that number of fully paid and nonassessable shares of Common Stock (as such shares shall then be constituted) obtained by dividing $10,000 by the Conversion Price. In the event that the aggregate number of shares of Common Stock to be issued on any conversion would exceed a limitation set forth in Section 6(f)(i) or (iii), then the Conversion Price shall be adjusted so that the aggregate number of shares of Common Stock to be issued will


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not exceed such limitation. A portion of a share of 2002 Preferred Stock may be converted; however no fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issued upon conversion of the 2002 Preferred Stock. If any fractional share of Common Stock otherwise would be issuable upon the conversion of the 2002 Preferred Stock, the Corporation shall make an adjustment therefor in an amount of cash (without interest) determined by multiplying such fraction by the Conversion Price (as adjusted as provided above). If a portion of a share of 2002 Preferred Stock is converted, then the Corporation shall convert such portion of a share into the appropriate number of shares of Common Stock and issue a certificate representing a fractional share of 2002 Preferred Stock evidencing the portion of such share of 2002 Preferred Stock not so converted.

              (f)    TERMS OF ISSUANCE OF COMMON STOCK ON CONVERSION.

                     (i) UNIVERSAL SHARE ISSUANCE LIMITATION. In no event shall the Corporation issue or be required to issue on any conversion and on all conversions in the aggregate greater than (A) nineteen and nine tenths percent (19.9%) of the outstanding shares of Common Stock at the time of the later of such conversion or the last of such conversions to the holder(s) of the 2002 Preferred Stock without the prior consent of such holder(s) and (B) 12,806,982 shares of Common Stock, which number shall be adjusted for any stock split, combination, dividend or any other change in corporate structure affecting the Common Stock.

                     (ii) SHARE LIMITATION ON AUTOMATIC CONVERSION. In no event shall the Corporation issue or be required to issue to the holder(s) of shares of 2002 Preferred Stock in the aggregate on the date of an Automatic Conversion greater than five percent (5%) of the then outstanding shares of Common Stock. In the event that the Conversion Price and the number of shares of Common Stock then outstanding are such that all of the shares of 2002 Preferred Stock cannot be converted on the date of the Automatic Conversion, then only that number or portion of shares of 2002 Preferred Stock that converts into no more than five percent (5%) of the then outstanding shares of Common Stock shall be converted on such date. In such event, additional shares of 2002 Preferred Stock shall be converted on the one year anniversary of the Conversion Date for such Automatic Conversion up to that amount that would result in the Corporation issuing no more than an additional five percent (5%) of the then outstanding shares of Common Stock using a Conversion Price calculated as if the one year anniversary date was the Conversion Date under Section 6(c). In the event there is any remaining shares of 2002 Preferred Stock outstanding, additional shares of 2002 Preferred Stock shall be converted on successive anniversaries of the Conversion Date for such automatic conversion in each case up to that amount that would result in the Corporation issuing no more than an additional five percent (5%) of the then outstanding shares of Common Stock using a Conversion Price calculated as if the applicable anniversary date was the Conversion Date under Section 6(c).

                     (iii) SHARE LIMITATION ON TERMINATION CONVERSION. In no event shall the Corporation issue or be required to issue on any Termination Conversion to the holder(s) of shares of 2002 Preferred Stock in the aggregate greater than five percent (5%) of the then outstanding shares of Common Stock.

                     (iv) The Corporation covenants that all shares of Common Stock which may be delivered upon conversion of shares of 2002 Preferred Stock will upon delivery be duly


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and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

                     (v) The Corporation covenants that if at any time the Common Stock shall be listed on The Nasdaq National Market or any other national securities exchange or automated quotation system the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all shares of Common Stock issuable upon conversion.

       7.     RANKING.

              (a) The 2002 Preferred Stock ranks senior to the Common Stock and the Non-Voting Common Stock as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary; and

              (b) As to any future classes of capital stock of the Corporation, as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the 2002 Preferred Stock will rank senior to, on parity with or junior to, such capital stock if the Third Amended and Restated Articles of Incorporation, as amended from time to time (the "Articles"), provide that the holders of such capital stock are entitled to receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference to, on a parity with, or junior to the holders of shares of 2002 Preferred Stock.

       8.     VOTING RIGHTS.

              (a) The holder(s) of 2002 Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. In connection with any right to vote, each holder of 2002 Preferred Stock will have one vote for each share of Common Stock such holder would hold if his or its shares of 2002 Preferred Stock were converted under
Section 6(a) on the date of the vote. Any shares of 2002 Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

              (b) So long as the 2002 Preferred Stock is outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least a majority (unless a higher percentage shall then be required by applicable law) of all outstanding shares of 2002 Preferred Stock voting separately as a class, amend, alter or repeal any provision of the Articles (including, without limitation, these resolutions) or the Bylaws of the Corporation so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the 2002 Preferred Stock; provided, however, that no such vote shall be required, unless required by law, to create, authorize or issue, or reclassify any authorized stock of the Corporation into, or increase the authorized amount of, any class or series of the Corporation's capital stock ranking senior to, on parity with, or junior to the 2002 Preferred Stock as to dividends or as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any obligation or security convertible into shares of such a class or series. In addition, so long


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as the 2002 Preferred Stock is outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least a majority (unless a higher percentage shall then be required by applicable law) of all outstanding shares of 2002 Preferred Stock voting separately as a class, enter into a share exchange pursuant to which the 2002 Preferred Stock would be exchanged for any other securities or merge or consolidate with or into any other person or permit any other person to merge or consolidate with or into the Corporation, unless in such case each share of 2002 Preferred Stock shall remain outstanding or unaffected or shall be converted into or exchanged for redeemable convertible preferred stock of the surviving entity having voting rights, preferences, limitations and special rights substantially similar (but no less favorable) to a share of 2002 Preferred Stock.

       9. RECORD HOLDERS. The Corporation and the Transfer Agent may deem and treat the record holder of any shares of 2002 Preferred Stock as the true and lawful owner thereof for all purposes and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

       10. NOTICE. Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt of such notice or one Business Day after the dispatch of such notice if sent by overnight courier with charges prepaid, addressed, if to the Corporation, to its offices at 88 Sidney Street, Cambridge, Massachusetts 02139-4136 (Attention: Chief Financial Officer), or, if to any holder of 2002 Preferred Stock, to such holder at the address of such holder of 2002 Preferred Stock as listed in the Corporation's stock records or to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.